Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-128809 and 333-96742) and Form S-3 (File No. 033-96744) of Stock Yards Bancorp, Inc. (the “Company”) of our reports dated February 28, 2020, on our audits of the consolidated financial statements of the Company as of December 31, 2019 and 2018, and for the years then ended, which report is included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 28, 2020, on our audit of the internal control over financial reporting of the Company as of December 31, 2019, which report is included in this Annual Report on Form 10-K.

/s/ BKD, LLP

Indianapolis, Indiana

February 28, 2020